Exhibit 99.1

Arista Capital Ltd.

February 22, 2017

Scott Williams, CEO

Praco Corporation

159 North State Street

Newtown, PA 18940

Re: Letter of Intent between Arista Capital Ltd. and Praco Corporation

Dear Mr. Williams:

This letter sets forth our binding Letter of Intent (“LOI”) between Praco Corporation (“Praco” or the “Company”) a Nevada corporation, and Arista Capital Ltd. (“Arista”) in connection with the merger of Arista with Praco whereby the shareholders of Arista (“Shareholders”) will acquire common shares representing eighty percent (80%) of the issued and outstanding shares of Praco on a fully diluted basis (the “Transaction”), subject to the terms of a definitive merger agreement to be negotiated and executed by the parties.

The proposed terms of the Transaction are as follows:

1.	Merger Agreement. Consummation of the Transaction as contemplated hereby will be subject to the negotiation and execution of a mutually satisfactory definitive merger agreement (the “Merger Agreement”), setting forth the specific terms and conditions of the merger transaction proposed hereby. The execution of the Merger Agreement by the parties is subject to the completion by Arista of a satisfactory review of the legal, financial and business condition and prospects of Praco. The parties will use their reasonable best efforts to negotiate in good faith the Merger Agreement, which will contain, among other standard terms and conditions, the following provisions:

a.	In consideration for the payment of a total of Seventy Five Thousand Dollars ($75,000) (the “Purchase Price”) at Closing to Praco to be used to pay outstanding liabilities of Praco and the transfer of all of the outstanding shares of Arista to Praco. Praco will authorize the issuance of shares to the Shareholders equal to eighty percent (80%) of the issued and outstanding shares of Praco.

b.	Closing of the Transaction shall take place sixty (60) days from the execution of the Merger Agreement. The Merger Agreement shall be executed by March 31, 2017. Upon the execution of the Merger Agreement, Arista shall deposit with Jaclin Law, LLP (“Escrow Agent”) a $10,000 deposit (“Escrow”). Such funds shall be deposited with the Escrow Agent and shall be non-refundable and released only upon the closing of the Transaction or the termination of the Transaction pursuant to the Merger Agreement.

c.	The resignation of the officers and directors of Praco effective immediately after the closing of the Transaction other than Scott Williams who may remain as a director to represent the Praco shareholders, with such vacancies filled by the nominees of Arista in compliance with Rule 14f-1.

d.	Any necessary third-party consents shall be obtained prior to Closing, including but not limited to any consents required to be obtained from Praco’s lenders, creditors, vendors and lessors.

e.	Each party shall have completed their due diligence review of the respective parties and shall be reasonably satisfied with the result of such review. The due diligence much confirm, among others, that there are no outstanding SEC, FINRA or other regulatory authorities concerns or issues, no preemptive rights or outstanding convertible securities and that all issued shares were duly authorized and issued in compliance with all applicable laws.

f.	At Closing, the Company shall have no outstanding liabilities or obligations. All outstanding liabilities and obligations of the Company will be satisfied in full by Praco at Closing.

g.	All existing agreements between Praco and its consultants, third parties and vendors shall be terminated at or prior to Closing, including without limitation.

2.	Conduct of Business. Prior to the closing of the Transaction, Praco will conduct its operations in the ordinary course consistent with past practice and will not issue any capital stock or grant any options with respect to its capital stock, nor will Praco make any distributions, dividends or other payments to any affiliate or shareholders. At or prior to Closing, Praco will deliver to Arista all its work papers, files, accounting records and all other information requested by Arista.

3.	Public Announcements. Neither party will make any public disclosure concerning the matters set forth in this LOI or the negotiation of the proposed Transaction without the prior written consent of the other party, which consent shall not be unreasonably withheld. If and when either part desires to make such public disclosure, after receiving such prior written consent, the disclosing party will give the other party an opportunity to review and comment on any such disclosure in advance of public release. Notwithstanding the above, to the extent that either party is advised by counsel that disclosure of the matters set forth in this LOI is required by applicable securities laws or to the extent that such disclosure is ordered by a court of competent jurisdiction or is otherwise required by law, then such disclosing party will provide the other party, if reasonably possible under the circumstances, prior notice of such disclosure as well as an opportunity to review and comment on such disclosure in advance of the public release.

4.	Due Diligence; Confidentiality Agreement. Each party and its representatives, officers, employees and advisors, including accountants and legal advisors, will provide the other party and its representatives, officers, employees and advisors, including accountants and legal advisors, with all information, books, records and property (collectively, “Transaction Information”) that such other party reasonably considers necessary or appropriate in connection with its due diligence inquiry. Each party agrees to make available to the party such officers, employees, consultants, advisors and others as reasonably requested by the other party for meetings, visits, questions and discussions concerning each other and the Transaction. Each of the parties will use its reasonable best efforts to maintain the confidentiality of the Transaction Information, unless all or part of the Transaction Information is required to be disclosed by applicable securities laws or to the extent that such disclosure is ordered by a court of competent jurisdiction. Each party will have until 5:00PM Eastern Standard Time on March 31, 2017 (the “Due Diligence Review Period”) to complete its initial due diligence review of the respective documents.

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5.	Exclusivity. In consideration of the mutual covenants and agreements contained herein as well as paying the expenses involved in the due diligence review of Praco, until the March 31, 2017 or termination of this LOI in accordance with its terms, Praco, its officers, directors, employees, shareholders and other representatives will not, and will not permit any of their respective affiliates to, directly or indirectly, solicit, discuss, accept, approve, respond to or encourage (including by way of furnishing information) any inquiries or proposals relating to, or engage in any negotiations with any third party with respect to any transaction similar to the Transaction or any transaction involving the transfer of a significant or controlling interest in the assets or capital stock of Praco, including, but not limited to merger, acquisition, strategic investment or similar transaction (“Acquisition Proposal”). Praco and its officers or their respective affiliates will immediately notify Arista in writing of the receipt of any third party inquiry or proposal relating to an Acquisition Proposal and will provide Arista with copies of any such notice inquiry or proposal. Notwithstanding the foregoing, nothing in this Section 5 will be construed as prohibiting the board of directors of Praco form (a) making any disclosure required by applicable law to its shareholders; or (b) responding to any unsolicited proposal or inquiry to Praco (other than an Acquisition Proposal by a third party) by advising the person making such proposal or inquiry of the terms of this Section 5.

6.	Termination. This LOI may be terminated (a) by mutual written consent of the parties hereto, (b) by Praco (i) after 5:00 p.m. Eastern standard time on March 31, 217 if a Merger Agreement is not executed and delivered by the parties prior to such time or (ii) if the Transaction is enjoined by a court or any governmental body, or (c) by Arista if they are not satisfied with the results of their due diligence investigation of Praco in their sole and absolute discretion.

7.	No Brokers. Each party represents and warrants to the other that there are no brokers or finders entitled to any compensation with respect to the execution of this Letter of Intent, and each agrees to indemnify and hold the other harmless from and against any expenses or damages incurred as result of a breach of this representation and warrants.

8.	Expenses. Each of the parties will be responsible for its own expenses in connection with the Transaction, including fees and expenses of legal, accounting and financial advisors, however, it is understood by the parties hereto that Gregg Jaclin shall act as counsel to the Company with respect to this Transaction.

9.	Choice of Law. This LOI shall be governed by and construed in accordance with the internal substantive laws of the State of New Jersy.

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10.	Compliance with the Securities Laws. Arista acknowledge that they and other their representatives may, in connection with their consideration of the proposed Transactions, come into possession of material non-public information about Praco. Accordingly, Arista will use its best efforts to ensure that they or none of their officers, directors, shareholders and employees or other representatives will trade (or cause or encourage any third party to trade) in any of the securities which it will receive as a result of the Transaction while in possession of any such material, non-public information. Praco acknowledges that it and its officers, directors, shareholders and employees and other representatives may, in connection with their consideration of the proposed Transaction, come into possession of material non-public information about Arista and its affiliates. Accordingly, Praco will use its best efforts to ensure that none of its officers, directors, shareholders and employees or other representatives will trade (or cause or encourage any third party to trade) in any of the securities which they will receive as a result of the Transaction while in possession of any such material, non-public information.

11.	Counterparts. This LOI may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Fax copies of signatures shall be treated as originals for all purposes.

12.	Effect. This LOI is a binding contract between the parties, and contains the entire agreement by and among the parties to date with respect to the subject matter hereof and supersedes any and all prior agreements and understandings, oral or written, with respect to such matters.

This LOI will terminate at 5:00 p.m. Eastern standard time on February 28, 2017 unless it has been duly executed by or on behalf of the Parties prior to such time.

Very Truly Yours,

Arista Capital Ltd.

By:	/s/ Paul Patrizio
Paul Patrizio
President

Agreed and Accepted:

Praco Corporation

By:	/s/ Scott Williams
Name:	Scott Williams
Title:	President

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